November 18, 2019

Pedro C. Gonzalez
Chief Financial Officer
Stratus Capital Corporation
8480 East Orchard Road, Suite 1100
Greenwood Village, Colorado 80111

       Re: Stratus Capital Corporation
           Form 10-12G
           Filed September 9, 2019
           File No. 000-56093

Dear Mr. Gonzalez:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:    Michael Littman, Esq.